                            EXHIBIT 28.1 (4 PAGES)

                PRESS RELEASE DATED OCTOBER 15, 1997 ANNOUNCING
               EARNINGS FOR THE QUARTER ENDED SEPTEMBER 30, 1997


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PMFI  PERPETUAL MIDWEST FINANCIAL, INC.
------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                                                   DATE:     October 15, 1997
                                                   CONTACT:  Rick L. Brown, CFO
                                                             (319) 366-1851

                  PERPETUAL MIDWEST FINANCIAL, INC. ANNOUNCES
                       RECORD QUARTER OPERATING PROFITS

CEDAR RAPIDS, IOWA------

         Perpetual Midwest Financial, Inc., parent of Perpetual Savings Bank, FSB, announced that the Company had record operating profits of $554,000 or $0.29 per common share for the three months ended September 30, 1997. This compares to a net loss of $553,000 or minus $0.29 per common share for the three months ended September 30, 1996 or net income of $346,000 or $0.19 per common share before a $1.5 million SAIF recapitalization assessment.

         Net interest income, before provision for loan losses, for the three months ended September 30, 1997 increased $305,000 to $2.9 million as compared to the same period last year. Interest income increased $358,000 to $7.7 million while interest expense increased $53,000 to $4.8 million for the three months ended September 30, 1997, as compared to the three months ended September 30, 1996. Interest income increased primarily due to a $5.0 million increase in average earning financial assets and a 29 basis-point increase in the average yield on these assets. The increase in interest expense was primarily due to a $6.8 million increase in the average balance of financial liabilities, offset by a 7 basis-point decrease in the average cost of financial liabilities. The provision for loan loss was unchanged at $225,000 for this quarter as compared to the same quarter for last year.

         The $1.5 million decrease in other expenses is primarily a result of a $1.5 million or minus $0.48 per common share cost for a special assessment in the quarter ended September 30, 1996 on SAIF-insured institutions in order to recapitalize the SAIF insurance fund.

                700 First Avenue NE, Cedar Rapids, Iowa 52401
                 P.O. Box 1302, Cedar Rapids, Iowa 52406-1302
                  Phone: (319) 366-1851; Fax: (319) 369-5653
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PMFI  PERPETUAL MIDWEST FINANCIAL, INC.
--------------------------------------------------------------------------------

Perpetual Midwest Financial, Inc. Press Release
October 15, 1997
Page 2 of 4

         Total consolidated assets at September 30, 1997 were $401.7 million as compared to $397.2 million at June 30, 1997. At September 30, 1997, allowances and reserves for loan losses totaled $2.9 million or 0.88% of total net loans receivable as compared to $2.9 or 0.95% of total net loans receivable at June 30, 1997. The Company's non-performing assets (loans 90 days or more delinquent and foreclosed assets) were $1.2 million or 0.29% of total assets at September 30, 1997, compared with $1.2 million or 0.31% of total assets at June 30, 1997.

         The number of shares outstanding at September 30, 1997 was 1,873,075. Book value per share at that date was $18.24 compared to $18.00 at June 30, 1997.

         Perpetual Savings Bank, FSB, headquartered in downtown Cedar Rapids, Iowa, has four full service branch offices including; Cedar Rapids West, Cedar Rapids East, Cedar Rapids Northeast, and Iowa City, Iowa.

         Perpetual Midwest Financial, Inc.'s common stock is traded on the NASDAQ National Market under the symbol "PMFI".

         A consolidated financial summary follows (2 pages).

                                     #####






                700 First Avenue NE, Cedar Rapids, Iowa 52401
                 P.O. Box 1302, Cedar Rapids, Iowa 52406-1302
                  Phone: (319) 366-1851; Fax: (319) 369-5653


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PMFI  PERPETUAL MIDWEST FINANCIAL, INC.
--------------------------------------------------------------------------------

                       Summary of Financial Highlights

                     -Consolidated Statements of Income-


                                                      For the 3 mos. ended September 30,
                                                    -------------------------------------
                                                       1997                      1996
(Dollars in Thousands except Per Share Data)        (unaudited)               (unaudited)
-----------------------------------------------------------------------------------------
Interest Income                                      $ 7,700                    $ 7,342

Interest Expense                                       4,811                      4,758
                                                    --------                   --------
Net Interest Income                                    2,889                      2,584
    Provision for loan losses                            225                        225
                                                    --------                   --------
Net Interest Income after
    Provision for Loan Losses                          2,664                      2,359

Other Income                                             460                        418

Other Expenses                                         2,220                      3,690

Income Before Income Taxes                               904                       (913)

    Income tax provision                                 350                       (360)
                                                    --------                   --------
Net Income                                           $   554                    $  (553)
                                                    ========                   ========
Earnings per share subsequent to
    conversion
    Net Income                                       $  0.29                    ($ 0.29)
                                                    ========                   ========

Earnings per share assuming
    full dilution
    Net Income                                       $  0.29                    ($ 0.29)
                                                    ========                   ========

                 700 First Avenue NE, Cedar Rapids, Iowa 52401
                 P.O. Box 1302, Cedar Rapids, Iowa 52406-1302
                  Phone: (319) 366-1851; Fax: (319) 369-5653

PMFI  PERPETUAL MIDWEST FINANCIAL, INC.
--------------------------------------------------------------------------------

                        Summary of Financial Highlights

                        - Consolidated Balance Sheets -

                                                                     September 30,                 June 30,
                                                                         1997                        1997
                                                                     (unaudited)                  (audited)
-----------------------------------------------------------        ---------------             --------------
Assets
    Cash and due from financial institutions                       $   7,116,490              $   6,066,803
    Interest-bearing balances in financial inst.                      12,905,476                 20,933,322
                                                                  -------------              -------------
        Cash and cash equivalents                                     20,021,966                 27,000,125

    Securities:
          Trading portfolio                                              617,050                    756,625
          Available-for-sale                                          33,482,920                 41,143,033
          Held-to-maturity                                                  --                         --
          FHLB stock                                                   4,640,900                  4,640,900
    Loans held for sale                                                  512,487                    889,367
    Loans receivable, net                                            330,608,876                310,522,161
    Accrued interest and dividend receivable                           2,644,926                  2,589,365
    Premises and equipment, net                                        7,148,315                  7,203,686
    Other assets                                                       1,987,133                  2,484,211
                                                                   -------------              -------------
        Total Assets                                               $ 401,664,573              $ 397,229,473
                                                                   =============              =============
Liabilities
    Deposits                                                       $ 310,139,889              $ 305,165,267
    Borrowed funds                                                    51,202,151                 52,203,351
    Advances from borrowers for taxes & ins.                             306,500                    828,198
    Accrued interest payable                                           3,511,399                  3,021,590
    Other liabilities                                                  2,342,798                  2,121,405
                                                                   -------------              -------------
        Total Liabilities                                          $ 367,502,737              $ 363,339,811

Stockholders' Equity
    Common stock (2,123,984 shares)                                $      21,240              $      21,240
    Additional paid in capital                                        20,636,833                 20,712,302
    Retained earnings-substantially restricted                        18,780,424                 18,367,609
    Unrealized holding gains/losses-available-for-sale                   (36,449)                  (129,204)
    Less:  Common stock acquired                                      (4,257,781)                (4,039,766)
              Employee stock ownership plan                             (597,684)                  (610,542)
              Unearned compensation                                     (384,747)                  (431,977)
                                                                   -------------              -------------
        Total Stockholders' Equity                                 $  34,161,836              $  33,889,662

Total Liabilities and
        Stockholders' Equity                                       $ 401,664,573              $ 397,229,473
                                                                   =============              =============

                 700 First Avenue NE, Cedar Rapids, Iowa 52401
                 P.O. Box 1302, Cedar Rapids, Iowa 52406-1302
                  Phone: (319) 366-1851; Fax: (319) 369-5653